Exhibit 99.1

Meridian Announces Appointment of New Auditor

Seoul Korea, July 20, 2006. Meridian Co., Ltd. ("Meridian") (OTCBB:MRDAF), announced today it has changed auditing firm from the Shinhan Accounting Corporation to Choi, Kim and Park LLP with respect to both the monitoring of its quarterly reports and conducting its annual audit.

It was determined by the Shinhan Accounting Corporation that it would not be able to conclude the audit relating to the year 2005 for Meridian due to the fact that it is currently over capacity, and, considering the regulations as set forth by the Securities and Exchange Commission governing foreign private issuers, Shinhan was of the opinion another firm may serve the requirements of Meridian in a superior manner.

Choi, Kim and Park LLP, founded in February 2005, is the largest Korean-American accounting firm in the United States of America and is a member of the Public Company Accounting Oversight Board (PCAOB). Choi, Kim and Park LLP clients range from small retail businesses to multi-national corporations.

Hyeon Seong Myeong, President of Meridian Co., Ltd. stated, “We would like to thank Shinhan Accounting Corporation for their excellent service to us over the past few years. We are also extremely pleased with the appointment of Choi, Kim and Park LLP as our new auditors, their practice in securities related matters and their Korean expertise provides Meridian with an excellent audit and accounting partner necessary of the further advancement of our business plan.”

About Meridian

Meridian is an established leader in the research/development, manufacturing and sales of integrative medical diagnostic equipment. The company sells its products and equipment to a wide array of customers in the global health care industry. The company presently holds a total of 18 worldwide patents on its technology, and has received FDA, as well as other international regulatory approvals for many of its products.
Meridian is committed to the ongoing global research and advancement of integrative medical products that contribute to the better health of humanity.

On Behalf of the Board of Directors,

Hyeon Seong Myeong
President